Ex.12.A.1

Appendix A

The Henssler Financial Group

Code of Ethics

HENSSLER ASSET MANAGEMENT, LLC	DILUZIO & HENSSLER, INC.
G.W. HENSSLER & ASSOCIATES, LTD.	AND THE HENSSLER FINANCIAL GROUP TAX &
THE HENSSLER FUNDS, INC.	ACCOUNTING DIVISION

Henssler Asset Management, LLC, G.W. Henssler & Associates, Ltd., DiLuzio & Henssler, Inc., The Henssler Financial Group Tax & Accounting Division, and The Henssler Funds, Inc. (hereinafter “HAM”, “GWH”, “DH”, and “HFI”, respectively, and collectively “the firms”) have adopted the following policies and procedures effective April 10, 1998, and as amended September 30, 2004. This Code of Ethics (hereinafter “the Code”) shall replace all previously adopted polices and procedures as they relate to the subject matter of the Code.

All employees, managers, members, principals, directors and other affiliated persons (hereinafter “associated persons”) are expected to study and understand the Code, and to initially upon employment or commencement of their affiliation and annually thereafter, agree to comply with the provisions of the Code, and to confirm such understanding and agreement in writing. The firms require that all associated persons must act in accordance with all applicable Federal and State regulations governing registered investment advisory practices. Severe disciplinary actions, including dismissal, may be imposed for any intentionally breaches this Code or any applicable law or regulation.

Certain directors of HFI are deemed “disinterested directors” when, in the course of their everyday activities with respect to the firms, do not have access to advisory recommendations. Such “disinterested directors” are generally exempt from the personal trading restrictions and reporting requirements placed on other associated persons, except where such director knew or, in the ordinary course of fulfilling his or her official duties as a Fund director, becomes knowledgeable of any Fund or its Investment Adviser(s) purchases or sales of a covered security within the 14-day black out period.

HAM and GWH, as Registered Investment Advisers, and all associated persons of the firms, have a fiduciary duty to, at all times, place the interests of clients and/or shareholders of The Henssler Equity Fund (hereinafter “clients”) ahead of personal interests. The primary function of the Code is to provide a framework through which the clients’ interests are duly protected. Accordingly, any associated person not in compliance with the Code shall be subject to such disciplinary action, including termination, as set out in Appendix D.

No single Code can address every situation and circumstance that may arise to a conflict of interest. Every associated person is expected to be alert to such conflicts with clients and is expected to comply with the spirit, as well as the letter of the Code.

I.              DEFINITIONS

A.                                 Associated person (“you”).  Any employee, manager, member, principal, director or other affiliated person of the firms.

B.                                   Insider trading.  Although not clearly defined in federal securities laws, the term “insider trading” is generally used to refer to the use of material, non-public information to make decisions with respect to securities trading. You do not have to be an insider to possess inside information. In fact, prudent action would require that, in the event that any person begins to provide you with inside information, even if you do not intend to use that information to make trading decisions, you should stop the person from giving you the information. In the event that you receive material non-public information, you should report this to the firm’s Chief Compliance Officer (the “CCO”) of the firms immediately, and such security will be placed on the watch or restricted list.

C.                                   Material information.  This is information for which there is a substantial likelihood that a reasonable investor would consider it to be important in making his or her investment decision.

D.                                  Nonpublic information.  Information is “nonpublic” if it has not yet been effectively communicated to the market place or is not generally available to a potential investor on reasonable inquiry.

E.                                    Private client accounts.  Portfolios managed by one of the firms on a continuous basis, compensation for which is calculated on a percent-of-assets basis.

F.                                    Research Department/Investment Committee (“the Committee”).  GWH has a Research Department managed by Theodore L. Parrish. Mr. Parrish, Gene W. Henssler, Ph.D., President of GWH, and other staff members regularly meet to discuss and review both existing securities in the Model Portfolio (and their relative weights in the Model) and those they may wish to consider for the Model. Their final decisions are then communicated to the rest of the staff of GWH. HAM has an investment committee made up of Theodore L. Parrish, Gene W. Henssler, Ph.D., and other staff members. The investment committee meets regularly to discuss and review both existing securities in the mutual funds and other accounts managed by HAM (and their relative weights in the fund(s) and accounts) and those they may wish to consider for the fund(s) and accounts. Their final decisions are then applied to the applicable fund(s’) portfolios.

G.                                   Model Portfolio.  The Model Portfolio is a sample portfolio made up of the equity securities, in the relative weightings that the Committee deems appropriate, in which the equity portions of the private client accounts of GWH will be invested. The Henssler Equity Fund and any HAM accounts following the Model will be weighted in substantially the same manner as the Model.

H.                                  Stock Universe.  A Stock Universe will be maintained by the Research Department. This list will include, but not be limited to, all securities that meet the criteria for inclusion into the Model Portfolio. All securities within the Stock Universe shall be treated as possible inclusions in the Fund or the Model Portfolio.

I.                                       Immediate Household.  Your immediate household includes people who reside in your home. This includes, but is not limited to, live-in daycare providers, room-mates (i.e., people unrelated to you by blood or marriage), as well as spouses, children (natural and adopted), siblings, etc.

J.                                      Personal Securities Transactions.  These include transactions in all accounts over which you have beneficial ownership or control as defined in section 16 of the Securities Exchange Act of 1934. For restriction and reporting purposes, personal securities transactions also include the transactions of people in your immediate household, as defined above.

K.                                  Related person transactions.  Should a person who is related to you but does not reside in the same household as you request that you place a trade on his/her behalf, this trade shall be subject to the preclearance requirement. Such trades shall not be subject to the quarterly reporting requirement.

L.                                    Managed Account(s).  A Managed Account is deemed to be any account or portfolio of accounts where a signed management contract between you and a registered investment adviser is on file. The adviser will have discretion over these accounts and the transactions placed within the scope of this discretion shall not require preclearance. Contracts must include, but not be limited to, signature of employee (and spouse when applicable), a list of all managed accounts falling within this management agreement, and the current adviser making the investment decisions as they pertain to the management of the accounts.

M.                               Non-Managed Account(s).  A Non-Managed Account is deemed to be any account or portfolio of accounts that does not fall under the definition of Managed Account(s) set forth above. Transactions within these accounts are made on a non-discretionary basis and are required to follow all applicable preclearance procedures.

N.                                  Monthly Trading/Block Trading.  Such trading is done on a discretionary basis on behalf of client accounts. Monthly trading is considered a form of block trading in which clients who are dollar cost averaging into the market purchase securities on a set monthly basis. All clients trade on the same date and average fill prices are used to allocate trades. Block trading takes place when a change in the Model Portfolio has taken place and is then reflected in the clients’ portfolios; or, when trades are placed for the benefit of a number of client accounts at the same time.

O.                                  Covered Account(s).  Any account in which an associate person has any direct or indirect financial interest or control, as well as any accounts held by members of their household.

P.                                    Covered Investments.  Investments in essentially all equity and debt instruments, except for investments in: (1) Transactions and holdings in direct obligations of the Government of the United States; (2) Money market instruments—bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements or other high-quality short-term debt instruments; (3) Shares of money market funds; (4) Transactions and holdings in shares of other types of mutual funds, unless the adviser or a control affiliate acts as the investment adviser or principal underwriter for the fund; or (5) Transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds (these exceptions are referred to herein as the “Exempt Investments”).

II.            GENERAL PROVISIONS

A.                                 Associated persons (“you”) shall not engage in any professional conduct involving dishonesty, fraud, deceit or misrepresentation, or commit any act that reflects adversely on their honesty, trustworthiness, or professional competence. You are prohibited from any favoritism of one client over another that would constitute a breach of fiduciary duty.

B.                                   You shall not undertake any independent practice, employment or otherwise, that could present a conflict of interest between yourself and any client of the firms.

C.                                   You must obtain written approval before engaging in any outside employment.

D.                                  You must follow and adhere to the covenants and basic investment strategies employed by the firms at all times.

E.                                    You shall not serve on the Board of Directors of a publicly traded company without prior authorization from CCO and Management.

F.                                    You must not personally accept any gift or other benefit (including travel, lodging, meals and/or entertainment) of more than a de minimis value (generally $100) from any person or entity engaged in conducting any business with the firms without the written approval of the CCO.

G.                                   You are required, within 10 days of employment or commencement of any other affiliation with the firms; to disclose to the firms Compliance Department all brokerage accounts and beneficial ownership in any covered investments and shall annually provide a summary of all brokerage accounts and security holdings. The initial and annual reports of holdings and accounts must be current within 45 days of submission. The initial and annual reporting requirement may be met by submitting the most recent duplicate statement for each Covered Account, provided the duplicate statement includes all information required by Rule 17j-1(d)(1)(ii) and the Code.

H.                                  You shall follow the policies and procedures outlined in the Code with respect to personal securities transactions, and the reporting thereof.

I.                                       You shall maintain the fiduciary principle that information concerning the identity or security holdings and financial circumstances of clients is confidential. The Firm’s maintain physical, electronic and procedural safeguards that comply with federal standards to maintain the confidentiality of client information. For more information refer to the Compliance Manual.

J.                                      All oral and written statements, including those made to clients, prospective clients, their representatives, or the media, must be professional, accurate, balanced and provide full and fair disclosure.

K.                                  Management will review at least annually the adequacy of the Code and the effectiveness of its implementation. Any amendments or revisions will be disseminated and posted on the intranet. Associated persons must annually provide written acknowledge of receipt and adherence to the Code.

L.                                    You must report violations of the Code promptly to your supervisory or to the CCO. Such reports will be treated confidentially to the extent permitted by law and investigated appropriately. Types of reports may included, but not limited to, noncompliance with applicable laws, rules, and regulations; fraud or illegal acts involving any aspect of the firm’s business; material misstatements in regulatory filings; internal books and records; and breach of controls and procedures that safeguard clients and the firm.

III.           PERSONAL SECURITIES TRANSACTIONS

The firms and their associated persons may, for their own accounts, buy or sell securities identical to those recommended to clients. Additionally, any associated person(s) may have an interest or position in certain other securities that may also be recommended to a client. Clients’ interests must always come ahead of personal interests. As these situations may represent a potential conflict of interest, the firms have established the following restrictions in order to protect the interests of clients. The requirements and restrictions apply to all personal securities transactions of the associated person and his/her immediate household. At the firms’ discretion, exceptions may be granted in certain unusual circumstances. The Firm’s are required to maintain and enforce this Code of Ethics, including the review of access person’s personal securities reports.

A.                                 Personal securities transactions of associated persons, except those in registered mutual funds or other securities not required to be reported pursuant to Section III, Paragraph C below, shall be subject to preclearance by the CCO of the firm(s). The specific categories of trades requiring preclearance are defined in Paragraph III. A. 1. below. Trades requiring preclearance are to be submitted via the Trade Request Form to the CCO’s attention. (See Trade Request Form, Appendix C) It will then be the responsibility of the CCO to grant approval or denial. Trades of the CCO requiring preclearance are to be pre-cleared by Management. All trades requiring preclearance must be pre-cleared prior to the trade being placed. Preclearance approval is effective until the close of trading on the trading day following the date of preclearance. In the event that a trade is not executed during the approval window, the request must be resubmitted for the appropriate preclearance prior to the trade being executed.

1.                                     Determine if the trade to be placed is for the benefit of a Managed Account (as defined in Section I, Paragraph L above), or as a discretionary trade; or Non-managed Account (as defined in Section I, Paragraph M above), or as a non-discretionary trade.

(a)                                Managed Account/Discretionary trades: Any transaction placed as a direct result of managed discretion need not be pre-cleared. Any non-discretionary trades placed within Managed Account(s) are to follow the preclearance provisions listed in Section III, Paragraph A. (a) b below.

(b)                               Non-Managed Account/Non-discretionary trades: Employees may not trade equity securities outside a managed account without approval from the CCO. However, an employee may buy and sell open-end mutual fund shares provided the shares are held for a minimum of thirty (30) days.

B.                                   You may not buy or sell securities for your own personal portfolio(s) where your decision is substantially derived, in whole or in part, by reason of your employment unless the information is also available to the investing public on reasonable inquiry. It is the expressed policy of the firms that no associated person may knowingly purchase any security in advance of a transaction being implemented for its advisory accounts with the intention of benefiting from transactions placed on behalf of advisory accounts.

C.                                   You are required to annually report to the Compliance Department all securities holdings and accounts in compliance with applicable rules. (See Annual Compliance Report, Appendix B) You are not required to report transactions in Exempt Investments. You are not required to report any account over which you have no direct or indirect influence or control; provided, however, that the reporting requirements of this Code are applicable to securities held in Managed Accounts handled by the firm. Reporting exemptions may be granted for certain dividend reinvestment plans (DRIPs), stock purchase plans (DSPs), and other plans that do not involve the exercise of discretion over the selection of securities or timing of the investments. You must notify the Compliance Department in a timely fashion of any new account(s) opened or closed.

D.                                  All personal accounts must be held at an Approved Custodian (as defined on the Firm’s S-P website), unless there is a written exception from a Principal of GWH, which may be granted or denied, in his or her sole discretion. If exception is not granted, the employee is expected to move said account(s) to an Approved Custodian within a reasonable period of time. The CCO will send a standard letter to the brokers requesting duplicate copies of confirmations and monthly statements of the associated persons. Copies of an associated person’s broker trade confirmations and account statements may be utilized for reporting purposes provided that such materials provide all information required by Rule 17j-1(d)(1)(ii).

E.                                    Your personal trading may be subject to cancellation should a conflict arise. You will pay any fees and disgorge any profits resulting from a trade cancellation.

F.                                    You are strictly prohibited from acquiring any securities in any initial public offering without prior written authorization from the CCO.

G.                                   You are prohibited from acquiring any securities pursuant to a private placement without prior written authorization from the CCO.

H.                                  You are prohibited from actively engaging in short-term (thirty (30) day minimum holding time) trading for profit. The CCO may grant exceptions on a case-by-case basis to the short-term trading prohibition under certain extraordinary circumstances.

I.                                       You are prohibited from trading in stock options.

J.                                      Any associated person not in observance of the above may be subject to disciplinary actions as outlined in Appendix D.

The Code is subject to change and modification by the appropriate Principals/Members/Directors of the firms.

APPENDIX A

Definition of a “Security”

The term “security” is defined in the Investment Company Act of 1940, Section 2(a)(36), as follows:

“Security” means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganzation certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call straddle option or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.